UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV
c/o Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, Florida 33073
(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2021

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

September 3, 2021
CUSIP NO. 970646 10 5	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,134,148

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,134,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

September 3, 2021
CUSIP NO. 970646 10 5	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
871,271

	8	SHARED VOTING POWER
2,141,550

	9	SOLE DISPOSITIVE POWER
639,938

	10	SHARED DISPOSITIVE POWER
1 ,910,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,012,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

September 3, 2021
CUSIP NO. 970646 10 5	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
101,363

	8	SHARED VOTING POWER
660,895

	9	SOLE DISPOSITIVE POWER
65,364

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
762,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, and August 11, 2021 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On September 3, 2021, the Issuer redeemed 121,986 outstanding Shares, which reduced the total amount of Shares issued and outstanding to 6,636,926.  This resulted in an increase in Charles F. Willis, IV’s beneficial ownership by more than 1% since Amendment No. 24, thereby triggering this Amendment No. 25 pursuant to Rule 13d-2(a).

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of September 3, 2021, the Reporting Persons beneficially owned the following Shares:

• CFW Partners: 2,134,148
• Austin C. Willis: 762,258
• Charles F. Willis, IV: 3,012,821

(b) As of September 3, 2021, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

Austin C. Willis:

Sole Voting Power	101,363

Shared Voting Power	660,895

Sole Dispositive Power	65,364

Shared Dispositive Power	0

Total beneficially owned	762,258

Charles F. Willis, IV

Sole Voting Power	871,271

Shared Voting Power	2,141,550

Sole Dispositive Power	639,938

Shared Dispositive Power	1,910,217

Total beneficially owned	3,012,821

CFW Partners:

Sole Voting Power	0

Shared Voting Power	2,134,148

Sole Dispositive Power	0

Shared Dispositive Power	2,134,148

Total beneficially owned	2,134,148

(c) On August 23, 2021, Austin C. Willis sold 13,360 shares directly to Charles F. Willis, IV at a price of $37.43 per Share.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: September 7, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: September 7, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: September 7, 2021	By:	/s/ Austin Chandler Willis
Austin Chandler Willis